Exhibit 99.1

Hepsiburada Announces the Purchase of 4,615,384 Class B Ordinary Shares of the Company from TurkCommerce

ISTANBUL, September 28, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announced that the Company has signed a contribution agreement (the “Contribution Agreement”) with TurkCommerce B.V. (“TurkCommerce”) pursuant to which the Company has agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce against payment of USD 5,732,306.93 (the “Share Purchase Price”), corresponding to a purchase price per share of USD 1.242 (the “Transaction”).

The price per share represents a discount of 10% over the official closing price on Nasdaq of one Hepsiburada American Depositary Share (“ADS”) on September 27, 2023 (and a discount of approximately 14% over the volume weighted average price (“VWAP”) of Hepsiburada ADSs during the thirty day period immediately preceding September 27, 2023 and a discount of approximately 20% over the VWAP of Hepsiburada ADSs during the sixty day period immediately preceding September 27, 2023).

The Share Purchase Price will be paid by way of a combination of (i) offsetting the USD 3,975,000 settlement contribution amount (the “Contribution Amount”) owed by TurkCommerce to Hepsiburada under the term sheet entered into between the parties in December 2022 pursuant to which TurkCommerce agreed to contribute the Contribution Amount towards the settlement of the two class action lawsuits filed before the Supreme Court of the State of New York, County of New York and the United States District Court, Southern District of New York, respectively (as disclosed in in greater detail in our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed on May 1, 2023), and (ii) a USD 1,757,306.93 cash payment on the date of closing of the Transaction.

The closing of the Transaction is expected to occur on or around October 12, 2023. The Company is expected to use the Class B ordinary shares purchased in this Transaction for the purpose of delivering Class B ordinary shares under the Company’s Revised Incentive Plan adopted by the Board of Directors on April 24, 2023.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding the Transaction. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 59 million members with approximately 195 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with 101,300 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 45.4 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com